

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

Via E-mail
Enzo Taddei
Chief Financial Officer
Global Equity International, Inc.
23 Frond "K" Palm Jumeirah
Dubai, UAE

**Re:    Global Equity International, Inc.**
**Amendment No. 4 to Form 10-12G**
**Filed April 26, 2012**
**File No. 000-54557**

Dear Mr. Taddei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose in the beginning of your registration statement that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

Our Business in 2012, page 6

2.      We note your response to comment 6 of our letter dated April 12, 2012.  Please revise to quantify how much monthly revenue you would require before paying any of the accrued salaries.

Item 2. Financial Information, page 17

3.      We note your disclosure that in 2010 you received compensation from Monkey Rock in the form of 1,500,000 shares of common stock valued at $975,000 at the time of issuance.  We further note the Form 8-K filed September 15, 2011 by Monkey Rock Group, Inc. regarding the share purchase agreement with Nissi Group, a mining company, dated June 23, 2011 and that the last close price of these shares was $0.75 on May 21, 2011 with no volume.  Please revise your disclosure to explain how you are currently valuing these securities and the basis for your valuation.

Liquidity and Capital Resources, page 22

4.      Please include disclosure herein to highlight that as of and for the period ended December 31, 2011, there is substantial doubt regarding the company's ability to continue as a going concern.

Amendment 1 to Form 10-K for the year ended December 31, 2011

Item 9A. Controls and Procedures, page 25

Management's Report on Internal Control over Financial Reporting, page 26

5.      We note your response to prior comment 13 and reissue the comment in full.  Please
        address the following:

   - Your updated disclosure indicates that your disclosure controls and procedures are
     both effective (e.g., on page 36) and not effective (e.g., on page 37).  Please advise.

   - Provide an assessment of internal control over financial reporting. Refer to Item
     308(a)(3) of Regulation S-K.

   - Provide the framework used by management to evaluate the effectiveness of your
     internal control over financial reporting.  Refer to Item 308(a)(2) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

(a) (1) Financial Statements

Notes to Consolidated Financial Statements

Marketable Securities

(A) Classification of Securities

Cost Method Investments, page F-9

6.      We note your response to prior comment 14 and reissue the comment in part.  Please
        justify your exemption for estimating the fair value and related impairment of your cost
        method impairment, as your updated reference continues to refer to a non-existing ASC
        Topic.  Please tell us the accounting literature relied upon for your exemption of fair
        valuing such asset.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at 202-551-3573 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to the Investment Company Act, please contact Kyle Ahlgren in the Division of Investment Management at 202-551-6857. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: David E. Wise, Esq.
Via E-mail